Exhibit 12.1

Mediacom Broadband LLC

Schedule of Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

	For the Years Ended December 31,
	2007	2006	2005	2004	2003
	(In thousands, except ratio amounts)

Earnings:
Income (loss) before income taxes	$5,274	$(15,238)	$11,003	$34,852	$10,082
Interest expense, net	120,673	109,869	97,282	86,125	82,536
Amortization of capitalized interest	1,114	962	821	695	503
Amortization of debt issuance costs	1,989	2,622	4,600	2,099	2,365
Interest component of rent expense(1)	2,904	2,803	2,289	2,137	2,086

Earnings available for fixed charges	$131,954	$101,018	$115,995	$125,908	$97,572

Fixed Charges:
Interest expense, net	$120,673	$109,869	$97,282	$86,125	$82,536
Capitalized interest	2,045	1,675	1,558	1,270	3,425
Amortization of debt issuance costs	1,989	2,622	4,600	2,099	2,365
Interest component of rent expense(1)	2,904	2,803	2,289	2,137	2,086
Preferred dividends	18,000	18,000	18,000	18,000	18,000

Total fixed charges	$145,611	$134,969	$123,729	$109,631	$108,412

Ratio of earnings to fixed charges and preferred dividends	—	—	—	1.15	—

Deficiency of earnings over fixed charges	$(13,657)	$(33,951)	$(7,734)	$—	$(10,840)

(1)	A reasonable approximation (one-third) is deemed to be the interest factor included in rental expense.